

JLL
1801 K Street NW Suite 1000
Washington, DC 20037
tel +1 202 719 6147

Evan Regan-Levine
JBG SMITH Properties
4445 Willard Avenue, Suite 400
Chevy Chase, MD 20815

Mr. Regan-Levine,

On behalf of JBG SMITH Properties, JLL has prepared a detailed market overview that shows the historical and future performance of the Metro DC economy and real estate market. All data, analysis and projections were prepared directly by JLL and can be attributed fully to JLL, including in any filings by JBG SMITH Properties with the Securities and Exchange Commission.

Sincerely,

John F. Sikaitis



Washington, DC Metropolitan Area Market Opportunity

Washington, DC is one of the world's premier gateway markets, an international hub of economic activity, and the capital of the United States government. The Washington, DC metropolitan area is home to an affluent and well-educated population, featuring the highest median household income and educational attainment of any Major Metropolitan Area (as defined below) in the United States. Moreover, the region features several top-tier universities, 15 Fortune 500 company headquarters and hundreds of think tank and non-profit organizations. This diversified community of businesses and institutions, along with an established governmental presence, provides a stable and growing economic foundation for the region. These factors provide the underpinnings of demand within the local real estate market.

The Washington, DC metropolitan area encompasses the District of Columbia, as well as Suburban Maryland and Northern Virginia. JBG SMITH's portfolio of assets is concentrated in strategic submarkets within the Washington, DC metropolitan area that share several key attributes, including densely-populated, urban-infill, Metro-served locations with high barriers to new development due to limited available land and/or entitlement constraints. The following sections present a summary of JBG SMITH's current submarkets, along with detail on their respective economic drivers, demographics, and office and multifamily real estate markets.

The map below illustrates the constituent counties of the Washington, DC Metropolitan Statistical Area, or MSA, as well as the counties covered by JLL's definition of "The Market," which includes Washington, DC; Northern Virginia, encompassing Arlington County, Fairfax County, Loudoun County, Prince William County and the cities of Alexandria, Falls Church, Fairfax, Manassas and Manassas Park and Suburban Maryland, comprised of Montgomery, Frederick and Prince George's Counties. Note that real estate data quoted in this section is only for those areas within JLL's definition of the Market. Economic data refers to the Washington, DC Metropolitan Statistical Area (MSA).

The Washington, DC metropolitan area is one of the most stable and resilient economies and real estate markets in the United States. The Washington, DC metropolitan area market cycle has historically exhibited a recession-resilient tendency compared to other metro regions. During periods of economic downturn, the federal government has provided a buffer to economic shock, as well as stability and growth in the market.

Since 1990, the Washington, DC metropolitan area has experienced positive job growth in 23 of 26 years, with average annual job growth of 1.4%. In comparison, during the same time period, the New York metro area experienced job



growth in 20 of 26 years, with average annual job growth of 0.6%, and the San Francisco metro area has experienced job growth in 19 of 26 years, with average annual job growth of 0.9%.

The Washington, DC metropolitan area office market has experienced positive net absorption in 22 of the past 26 years. Over those 26 years, the office market has posted a net absorption as a percent of inventory ratio of 2.5%, substantially higher than the U.S. ratio of 1.1% over the same time period. Rents have also consistently followed this upward trajectory. Since 1990, there have been just six years where rents have remained flat or declined, with the average annual growth of 2.8%.

From a multifamily perspective, demand levels have consistently increased across the Washington, DC metropolitan area multifamily market. Since 2011, net absorption to inventory ratios averaged 2.1%, compared to the 1.4% experienced across the United States. While rents increased at slightly lower rates than the overall United States due to greater supply additions, asking rents across the region have increased each year over the past decade, averaging annual growth of 2.9% since the beginning of 2003 as of the end of the third quarter of 2016.

Population growth across the region has grown 91% faster than the broader United States and migration to urban areas has positioned the multifamily market extremely well over the past seven years, with many submarkets, such as NoMa, Southeast, the Rockville Pike Corridor and Potomac Yard, emerging over that timeframe.

Recent Washington, DC Metropolitan Area Performance Has Bottomed and is Now Recovering

While the Washington, DC metropolitan area was historically one of the most consistent economies and office real estate markets in the United States prior to 2007, several factors disrupted that performance over the past eight years. From 2007 through 2010, a large speculative development cycle in the regional office market delivered 25.3 million square feet of space to the market. With a significant amount of speculative space delivering, vacancy rates shifted from a low of 8.1% in 2006 to 12.7% in 2010. At the same time vacant supply was added to the market, the Washington, DC metropolitan area went into a mild recession, primarily impacting private entities such as law firms, which gave back 4.6 million square feet of space in rightsizing efforts from 2008 through 2015. Stimulus spending during the recession was largely responsible for initially isolating the government and its contractors from the most acute impacts of the recession.

The Washington, DC metropolitan area was largely insulated from the national recession in late 2009 and early 2010 with nearly 7.2 million square feet of occupancy growth in 2010 fueled by substantial increases in government budgets, and employment as a result of stimulus funding. In fact, in 2010 the Washington, DC metropolitan area accounted for 70% of national office net absorption. However, that growth was limited as federal deficits soared above one trillion dollars annually and long-term debt levels reached new heights. As a result of those soaring spending levels, the federal government shifted from investing to saving and sequestration followed. Sequestration, which mainly impacted government contractors and federal government agencies, combined with BRAC implementation, which shifted Department of Defense real estate from leased space to owned bases, contributed to 5.2 million square feet of occupancy losses from 2012 through 2014, mainly in Northern Virginia. All move-outs related to the most recent (2005-2011) round of BRAC are complete.

All of these examples point to an unusual aberration in the Washington, DC metropolitan area's otherwise strong historical performance. As of the third quarter of 2016, it is expected that both the local economy and real estate markets, particularly the office sector, which had been lagging, have reached bottom and are displaying signs of growth. The Washington, DC metropolitan area has seen positive job growth for the past seven consecutive years, and September 2016 employment gains (+85,200 jobs year-over-year) marked the strongest rate of expansion since January 2001. That job growth has translated into net absorption and modest rent growth (1.7% year-over-year across the Washington, DC metropolitan area).

In recent years, divided government and sequestration have left the Washington, DC metropolitan area economy and real estate market in a slow-growth environment, placing the Washington, DC metropolitan area in a lagging position behind other Major Metropolitan Areas. However, over the past 18 months, consistent signs of a strong and diversified recovery have emerged across the Washington, DC metropolitan area. Recent federal deficits registered a quarter of the



peak levels six years ago, federal employment has climbed by 8,800 jobs over the past 29 months and procurement spending levels have reached bottom with significant increases materializing in high-growth areas such as cybersecurity. All of this has fueled the highest regional job growth equating to 2.7% annual growth since 2001, surpassing the long-term Washington, DC metropolitan area average and the current United States average.

Economic demand has driven real estate demand. Regional office absorption levels surpassed 500,000 square feet in year-to-date 2016 (as of Q3 2016) for the first time since 2010 and rents within all Metro-served area submarkets have surpassed the prior peak levels of 2007. Additionally, annual supply completions for the Washington, DC metropolitan area are expected to average 3.1 million square feet from 2017 to 2019, compared to 9.0 million square feet from 2006 to 2009. The Washington, DC metropolitan area is forecast to surpass national and major peer markets in terms of both economic and office real estate growth over the next 36 months. Peer markets are defined in this section of the information statement as the "Major Metropolitan Areas" within the United States, which are the metro areas of Atlanta, Boston, Chicago, Dallas, Houston, Los Angeles, Miami, New York, Philadelphia, Phoenix, San Francisco and Seattle. While certain of these markets, such as Houston, have already peaked, and other peer markets, such as Seattle and San Francisco, move closer to record highs, the Washington, DC metropolitan area office recovery is, we believe, in its early stages.

Based on this renewed private sector demand, political alignment which historically drives above-average growth and a supply-constrained environment, the Washington, DC metropolitan area is expected to have several years of economic and real estate advancement ahead. With the regional economy and office market now at bottom, the region's real estate industry is uniquely positioned to experience a stronger recovery over the next 24 to 36 months compared to comparable gateway markets.

Washington, DC Metropolitan Area Overview

Economic Trends

The Washington, DC metropolitan area is the sixth largest economy in the United States, with an annual gross metropolitan product of more than $491 billion and a population of more than six million local residents. The region has exhibited growth over the past 15 years, with economic output and total employment growing over 40% and 20%, respectively, since 2000. This exceeds the growth of both the broader United States and most other peer markets nationwide during the same time period. As of September 2016, the Washington, DC metropolitan area, unemployment rate was 3.9%, which is 40 basis points lower than the prior year and 100 basis points below the U.S. average.



Washington, DC Metropolitan Area Employment Growth
As of September 2016
12-month % change

Washington, DC Metropolitan Area Gross Metropolitan Product Growth
As of September 2016
12-month % change

Source: JLL, U.S. Bureau of Labor Statistics

Source: JLL, U.S. Bureau of Economic Analysis

Gross Metropolitan Product Growth Across Major Metropolitan Areas

2000 – 2015

Source: JLL



The regional economy has traditionally been driven by the core industries of government, federal contracting, professional services, defense and engineering. The federal government has historically acted as a stabilizing presence within the region, providing resiliency through economic cycles, as federal spending has generally been countercyclical and grown on average at more than twice the rate of annual U.S. gross domestic product, or GDP, since the 1960s as shown in the chart below.

Annual Federal Outlays vs. Annual GDP
As of September 2016
% change




Source: JLL

It is expected that the recent economic contraction and stagnancy period resulting from divided government and budget sequestration is behind the region, and recovery and growth are pushing forward and diversifying from its traditional government base to more of a commercial base dominated by professional and business services and high growth segments such as cybersecurity, intelligence, life sciences and technology.

While the region has historically benefited from government spending, the Washington, DC metropolitan area economy is diversifying away from reliance on government expenditures and expanding toward a broader base of private sector, non-governmental services. Federal government output from 2000 to 2011 rose by 27.8 percent, resulting in the federal government comprising 13.3 percent of gross metropolitan product growth. Since 2011, however, federal government output has declined by 1.4 percent—largely a result of political gridlock and sequestration—which contrasts with a 3.7 percent increase in gross metropolitan product in all other sectors, with notable increases in professional services, information (particularly cyber-technology), finance, healthcare and education. This decoupling is emblematic of the region's diversification and reduced reliance on the federal government to drive business, economic and population growth. New emerging sectors have helped propel recent job creation, and now account for the largest share of jobs created in the Washington, DC metropolitan area. Since 2000, economic gains have been led by non-governmental sectors, including professional and business services (6.0% annual growth), healthcare and social assistance (4.0% annual growth) and financial services (3.9% annual growth). According to the U.S. Bureau of Labor Statistics, the fastest growing industries in the Washington, DC MSA over the past 12 months have been education and health services, professional and business services, and leisure and hospitality. The fastest growing industries in the commercial office market have been cybersecurity, life sciences and technology.

Washington, DC Metropolitan Area Economic Growth by Industry
From 2000 to Present as of September 2016



Source: JLL

Washington, DC Metropolitan Area Current Economic Breakdown by Industry
As of September 2016



Source: JLL

Demographic Attributes

The Washington, DC metropolitan area is one of the most affluent, well-educated and fastest growing regions in the nation. The region features the highest median household income and educational attainment of any Major Metropolitan Area market in the United States, and from 2010 through 2015, has exhibited the fourth highest population growth among Major Metropolitan Areas, behind only Houston, Dallas and Phoenix, increasing by 8.2% during this time. Since 2000, the Washington, DC metropolitan area population has grown by 27.1% compared to other Major Metropolitan Area growth of 16.3% and overall U.S. growth of 13.7%.

Population Growth





Source: JLL, Census Bureau

Median Household Income Across Major Metropolitan Areas

DC Metro Area — $91,756

United States Major Metro Average (excluding DC Metro Area) — $62,550

United States — $53,482

Median household income ($)

Source: JLL

Educational Attainment Across Major Metropolitan Areas

DC Metro Area — 51.7%

United States Major Metro Average (excluding DC Metro Area) — 38.6%

United States — 29.3%

25+ with bachelor's degree or higher (%)

Source: JLL

Regional growth in both traditional and "new" economies has contributed to positive net migration into the Washington, DC metropolitan area since 2009. The region's strong growth attributes are supported by its younger residents, with the percentage of the population between the ages of 20 and 29 higher than any other Major Metropolitan Area in the nation. The Washington, DC metropolitan area's appeal to young residents is expected to continue to drive population increases over the next five years, fueling additional demand and development for the mainly Metro-served, destination-type locations that this young demographic prefers. One of the elements also driving that in-migration is the relative affordability of the Washington, DC Metro region:

Twenty of the Nation's Most Expensive Rental Markets
Average annual effective rent as a percentage
of median household income (%)

Market	Average annual effective rent as a percentage of median household income (%)
New York	58.5%
Miami	33.6%
San Francisco	32.9%
Boston	30.1%
Los Angeles	29.1%
Fort Lauderdale	27.4%
San Diego	27.0%
West Palm Beach	26.4%
Inland Empire	24.5%
Oakland	24.1%
Silicon Valley	23.4%
Orlando	22.5%
Tampa	22.4%
Chicago	21.7%
Philadelphia	20.7%
Las Vegas	20.4%
Seattle-Bellevue	20.2%
Pittsburgh	20.2%
Washington, DC	20.0%
Sacramento	19.6%

Source: JLL Research, Reis, Moody's Analytics, U.S. Census Bureau



Transportation and Amenities

The Washington, DC metropolitan area is served by the second-largest rapid transit system in the United States, and the region is routinely ranked as one of the most walkable metro areas in the nation. Reliable and efficient public transportation services are provided throughout the Washington, DC metropolitan area by the Washington Metropolitan Area Transit Authority (WMATA), which operates the second-busiest rail transit system and sixth-busiest bus network in the United States, commonly known as the Metro. Currently, Metro service is provided to more than 700,000 customers daily across 91 stations, and bus service is provided to 11,500 daily stops on 325 routes throughout the region.

The region's extensive public transportation system has fostered economic and population growth, with nearly all population growth over the past five years centered near Metro stations. For example, in Washington, DC, the highest levels of growth have centered around Metro stations. Similarly, in Suburban Maryland, recent population growth has primarily been located around Metro stations and in Northern Virginia, growth has been fastest near current and planned Metro stations.

This shifting population dynamic has generated competitive real estate market conditions in submarkets near current or planned Metro stations. These Metro-served areas typically feature heightened leasing activity, lower vacancy rates, and higher rental rates than non-Metro-served submarkets. For example, office locations in the Washington, DC metropolitan area submarkets that have direct access to a Metro station exhibit an average current vacancy rate of 14.0%, compared to an average current vacancy rate of 19.6% for non-Metro-served submarkets. For the five-year period ended September 30, 2016, nearly 80% of office leasing activity in the Washington, DC metropolitan area (transactions larger than 20,000 square feet) has been within 0.75 miles of an existing or planned Metro station, although only 65% of the overall market is Metro-served. Metro accessibility remains a critical factor in site selection and is a key driver of employee recruitment and retention. Resulting rent premiums in Metro-served submarkets average in excess of 60% for both office and multifamily property types.

Over the past 15 years, the Washington, DC metropolitan area has exhibited substantial growth in locations with greater density, transit access, walkability, a high level of retail amenities and diversification of real estate uses. The region's focus on mixed-use development and the widely-utilized public transportation system make the area an attractive destination for residents and office tenants seeking accessible places to live and work. Anchored by an urban core and suburban Metro-served core that have both seen population increases, steady densification, and development, the Washington, DC metropolitan area is expected to continue to be among the nation's premier real estate markets.

Washington, DC Metropolitan Area—Office Outlook

As of the third quarter of 2016, we believe the Washington, DC metropolitan area office market have bottomed with vacancy reaching peaks and rents hitting lows over the past 12 months and is uniquely positioned to experience a stronger recovery over the next 24 to 36 months compared to other Major Metropolitan Area markets.

Approximately 3.1 million square feet of space will deliver annually over the next three years, compared to an average of 3.2 million square feet annually from 2010 through 2014 and 7.8 million square feet annually from 2006 through 2010.

Washington, DC metropolitan area office vacancy is forecast to decline from a rate of 17.0% at the end of the third quarter of 2016 to below 16% by the end of 2018 and to below 15% by the end of 2019, fueled by more than 10 million square feet of occupancy gains over the next 36 months.

With the exception of non-Metro accessible markets, rents are expected to increase 12% over the next 36 months with 75% of submarkets experiencing rent growth as early as the first quarter of 2017.



Washington, DC Metropolitan Area—Multifamily Outlook

- As of the third quarter of 2016, the Washington, DC metropolitan area multifamily market remains a high demand growth market, although the market will have to work through pockets of new supply over the next 24 months before stabilizing in the latter part of 2017 and into 2018.

- Approximately 3,496 units are under construction across the Washington, DC metropolitan area with an expected delivery in 2016, followed by another 10,709 units delivering in 2017, followed by 11,734 units projected in 2018. In total, the market will see approximately 26,000 units delivered over the next three years through 2018. The condo market, however, is still far below historical delivery levels, helping to offset the large number of new rental deliveries.

- While demand is expected to remain strong due to increased vibrancy in the economy and continued population growth, supply is projected to continue to outpace demand and Washington, DC metropolitan area multifamily vacancy is projected to stay at the current level of 4.9% through the end of 2016 and 5.2% at the end of 2017, rising slightly to 5.7% in 2018 before the supply pipeline diminishes. Note that multifamily projects currently in the design and entitlement phase will not deliver until after 2018.

- Net effective rents are expected to flatten across the Washington, DC metropolitan area as concessions increase due to increased supply, but asking rates are expected to hold and increase over the next 36 months in the 2.5% range in aggregate as a result of new construction delivering to the market at 5.0% to 10.0% premiums.

  - Rent growth is projected to average 2.5% over the next 36 months in Washington, DC

  - Rent growth is projected to average 3.9% over the next 36 months in Northern Virginia

  - Rent growth is projected to average 1.9% over the next 36 months in Suburban Maryland

JBG SMITH Submarkets Versus Other Washington, DC Metropolitan Area Submarkets

The tables below compare the submarkets JBG SMITH operates in against other Washington, DC metropolitan area submarkets.

Office Submarket Comparison—All Classes (as of September 2016)

In the office sector, as of September 30, 2016, JBG SMITH's submarkets (excluding Crystal City/Pentagon):

- posted current asking rents above the market average, with Crystal City/Pentagon City also posting a premium to market;

- had seen rent growth over the preceding 10 years far in excess of non-JBG SMITH submarkets, while Crystal City/Pentagon City also outperformed; and

- showed significantly lower historical and current vacancy rates than the broader market.



Washington, DC Office Markets	Rentable Square Feet	Absorption[2]	10-Year Inventory Growth[3]	10-Year Net Absorption[4]
JBG SMITH Submarkets excluding Crystal City/Pentagon City[1]	160,910,174	(0.1)%	11.3%	3.1%
Non-JBG SMITH Submarkets	155,035,761	0.1%	10.7%	(0.3)%
Crystal City/Pentagon City	11,548,604	(1.0)%	(6.4)%	(9.5)%
Total/Wtd. Avg.	**327,494,539**	**0.0%**	**10.3%**	**1.0%**

	Vacancy Rate[5]	10-Year Historical Vacancy Average[6]	Rental Rates Relative to Market Average[7]	10-Year Asking Rent Growth[8]
JBG SMITH Submarkets excluding Crystal City/Pentagon City[1]	13.4%	11.5%	27.1%	24.7%
Non-JBG SMITH Submarkets	19.0%	16.3%	(20.2)%	8.2%
Crystal City/Pentagon City	19.3%	16.0%	2.8%	8.9%
Wtd. Avg.	**16.3%**	**13.8%**	**N/A**	**15.8%**

(1) JBG SMITH submarkets are defined as: Rosslyn-Ballston Corridor, Reston, Bethesda-CBD/Chevy Chase, Bethesda-Rock Spring, Rockville Pike Corridor, CBD, East End, Georgetown, NoMa/Market District, Southwest and Alexandria (Eisenhower Avenue). Inventory includes leased office assets over 30,000 square feet, excluding medical office buildings and owner-occupied assets. Includes Class A, B and C assets. (Crystal City/Pentagon City moved to standalone segment for the purpose of this analysis).

(2) Represents net change in occupied space from December 31, 2015 through September 30, 2016 as a percentage of overall inventory.

(3) Represents growth in inventory over the noted period through Q3 2016.

(4) Represents net change in occupied space over the noted period through Q3 2016 as a percentage of overall inventory.

(5) Represents percentage of inventory that is total vacant as of Q3 2016 as a share of overall inventory.

(6) Long-term average vacancy rate change over the noted period through Q3 2016.

(7) Represents weighted direct average rental rate, based on direct available square footage and per square foot, full service, quoted asking rental rates, on an annual basis through Q3 2016 for JBG SMITH and non-JBG SMITH submarkets compared to those for the overall blended market on a percent premium or discount basis.

(8) Growth of average asking rental rates, based on direct available square footage and per square foot, full service, quoted asking rent rates, on an annual basis over the noted period through Q3 2016.

Multifamily Submarket Comparison (as of September 30, 2016)

In the multifamily sector, as of September 30, 2016, JBG SMITH's submarkets (excluding Crystal City/Pentagon):

- posted asking rents that commanded a significant premium to the market average compared to a discount in non-JBG SMITH submarkets;

- had seen rent growth over the preceding 10 years on par with Crystal City/Pentagon City and above the non-JBG SMITH submarkets, even with inventory growth far above that seen in non-JBG SMITH submarkets or in Crystal City/Pentagon City;

- absorbed new units over the preceding 10 years at a far greater rate than the non-JBG SMITH submarkets. Despite a slower pace of absorption over the 10 year time period, the Crystal City/Pentagon City market has seen a recent uptick in absorption through September 30, 2016 posting more units absorbed as a percentage of inventory than JBG SMITH or non-JBG SMITH submarkets; and

- saw outsized inventory growth that helped to drive strong absorption performance.

Washington, DC Multifamily Markets	Units	Absorption[2]	10-Year Inventory Growth[3]	10-Year Net Absorption[4]
JBG SMITH Submarkets excluding Crystal City/Pentagon City[1]	48,905	3.9%	82.2%	76.1%
Non-JBG SMITH Submarkets	170,827	3.7%	51.8%	48.4%
Crystal City/Pentagon City	11,801	4.3%	34.1%	29.1%
Total/Wtd. Avg.	**231,533**	**3.8%**	**56.3%**	**52.3%**

	Vacancy Rate[5]	10-Year Vacancy Rate Average[6]	Rental Rates Relative to Market Average[7]	10-Year PSF Asking Rent Growth[8]
JBG SMITH Submarkets excluding Crystal City/Pentagon City[1]	6.9%	6.6%	20.4%	37.1%
Non-JBG SMITH Submarkets	6.6%	6.6%	(11.1)%	32.7%
Crystal City/Pentagon City	7.8%	5.0%	4.9%	36.2%
Wtd. Avg.	**6.9%**	**6.5%**	**N/A**	**34.9%**

(1) JBG SMITH submarkets are defined as: Bethesda, Fort Totten, Logan/U Street/Shaw, NoMa/Eckington/H Street, RB Corridor, Rockville Pike Corridor, Capitol Riverfront/Southeast, West End, Silver Spring and Reston. Inventory includes market rate apartment buildings (not including affordable) over 50 units. (Crystal City/Pentagon City moved to standalone segment for the purpose of this analysis).

(2) Represents net change in occupied units from December 31, 2015 through September 30, 2016 as a percentage of overall inventory.

(3) Represents growth in inventory over the noted period through Q3 2016.

(4) Represents net change in occupied units over the noted period through Q3 2016.

(5) Represents percentage of inventory that is vacant as of Q3 2016 as a share of overall inventory.

(6) Long-term average vacancy rate change over the noted period through Q3 2016.

(7) Represents weighted average rental rate, based on available units and per square foot quoted asking rental rates, on a monthly basis for JBG SMITH and non-JBG SMITH submarkets compared to those for the overall blended market on a percent premium or discount basis.

(8) Growth of average asking rental rates over the noted period through Q3 2016.